Exhibit 1.02
West Pharmaceutical Services, Inc.
Conflict Minerals Report
for the Year Ended December 31, 2013

This Conflict Minerals Report (the “Report”) of West Pharmaceutical Services, Inc. has been prepared for the period from January 1, 2013 to December 31, 2013. Unless the context indicates otherwise, “West,” “we,” “us,” and “our” refer to West Pharmaceutical Services, Inc. and its consolidated subsidiaries.

During 2013, certain of our operations manufactured, or contracted to manufacture, products for which 3TGs (as defined below) are necessary to the functionality or production (“Covered Products”). The term “3TGs” refers to columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten. These Covered Products are manufactured or contracted for manufacture by our Pharmaceutical Delivery Systems segment. Certain electronic components used in our SmartDose product contain 3TGs.

We have developed a conflict minerals compliance program reasonably designed to identify whether the 3TGs in the Covered Products originated in the Democratic Republic of the Congo or an adjoining country (the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia or Angola) (the “Covered Countries”), or whether any of the 3TGs in the Covered Products are from recycled or scrap sources. Our conflict minerals compliance program is overseen by our procurement group, and senior management has been informed about the process, progress and results.

Description of West’s Reasonable Country of Origin Inquiry (RCOI)

We have conducted a country of origin inquiry (“RCOI”) that was reasonably designed to determine whether any of the 3TGs in the Covered Products originated in a Covered Country or whether any of the 3TGs in the Covered Products were from recycled or scrap sources.

In conducting our RCOI, first, we identified suppliers of components for West products. Second, we conducted a supply chain survey of our direct suppliers to provide information on the origin of any 3TGs contained in materials supplied to us. Third, after receiving the responses, if any included 3TGs, we reviewed the materials supplied, to determine if the components or materials were necessary to the functionality or production of the West product.
The supply chain survey was implemented and administered by our procurement group. The survey employed a modified form of the template developed by the Electronic Industry Citizenship Coalition® and The Global e-Sustainability Initiative, known as the CFSI Reporting Template (the “Template”). The Template was developed to facilitate general disclosures and information regarding the materials used by the supplier and the source and chain of custody of those materials. It included questions regarding the supplier’s conflict-free minerals policy, the engagement process with its direct suppliers, and identification of any conflict minerals used by the supplier and the source and chain of custody of those minerals.

As of June 1, 2014, approximately 95% of our direct suppliers surveyed have responded, with responses received from a significant majority of the suppliers believed by us to be the most likely to include 3TGs within the materials contained in the Covered Products.

None of the surveys received as of June 1, 2014 from suppliers indicated that the suppliers source 3TGs from the Covered Countries.

Due Diligence Process

Following our RCOI, we conducted a due diligence review of the source and chain of custody of the 3TGs contained in the Covered Products. Our due diligence measures were designed to conform in all material respects with the framework in the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten.

As part of this due diligence review, we reviewed the suppliers’ responses to the surveys discussed above against criteria developed to determine which responses required further engagement with the suppliers. These criteria included untimely or incomplete responses, as well as inconsistencies within the data reported in the Template, whether supplier was a U.S. publicly-held company and size of the supplier’s business. We worked directly with these suppliers to obtain additional information and, as appropriate, updated responses.

We believe that the inquiries and investigations described above represent a reasonable effort to determine the mines or locations of origin of the 3TGs in our Covered Products.

DRC Conflict Undeterminable

We conducted an analysis of our products and found that 3TG can be found in our products. Therefore, the products that we manufacture or contract to manufacture are subject to the reporting obligations of Rule 13p-1. Despite having conducted a good faith RCOI, we have concluded that our supply chain remains “DRC Conflict Undeterminable.” We reached this conclusion because we have been unable to determine the origin of all of the 3TG in our Covered Products.

Due to the breadth and complexity of our products and respective supply chain, it will take time for many of our suppliers to verify the origin of all of the minerals. Using our supply chain diligence processes, driving accountability within the supply chain by leveraging the industry standard CFSI/CFS program and continuing our outreach efforts, we hope to further develop transparency into our supply chain.

Risk Mitigation

We have taken or intend to take the following steps to further mitigate the risk that the 3TGs in the Covered Products could benefit armed groups in the Covered Countries:

•	Implement a supplier screening program that requires suppliers to provide information regarding 3TGs.

•	Develop and implement a formal Conflict Minerals policy that will be provided to our suppliers.

•	Encourage suppliers to establish procedures to identify the origin of 3TGs.

•	Continue and further improve our direct supplier surveys and due diligence process.